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SEC FILE NUMBER
8 - 70418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/09/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MEC GLOBAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 State Street 10th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Wilbert 617-476-2772
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Randall Wilbert _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ MEC Global Partners LLC _____ , as of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MEC Global Partners LLC
(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)

Financial Statement

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

MEC Global Partners LLC

(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)
Table of Contents

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of MEC Global Partners LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MEC Global Partners LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Mazars USA LLP

New York, New York
February 17, 2021

MEC Global Partners LLC

(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	167,318
Prepaid expenses		14,984
Total Assets	$	182,302

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	31,267
Total Liabilities	$	31,267
Total Member's Equity		151,035
Total Liabilities and Member's Equity	$	182,302

The accompanying notes are an integral part of this financial statement.

MEC Global Partners LLC

(A Wholly Owned Subsidiary of MEC Global Partners CH LLC)

Notes to Financial Statement

December 31, 2020

(1) Business and Organization

MEC Global Partners LLC (the "Company") was formed on February 19, 2019 as a Delaware limited liability company. The Company is a member of the Financial Industry Regulatory Authority, Inc ("FINRA") and became a registered broker-dealer under the Security Exchange Act of 1934 effective April 9, 2020. The Company is a wholly owned subsidiary of MEC Global Partners CH LLC (the "Parent"). The Parent is a wholly owned subsidiary of MEC Global Partner Holdings LLC (the "Affiliate"). The Company is a limited purpose broker-dealer, specializing in the placement of affiliated private real estate funds.

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Prepaid Expenses

The Company from time to time makes payments in advance to third parties for insurance, regulatory fees or other items. As of December 31, 2020, the Company had $14,984 of prepaid expenses reported on its statement of financial condition.

(c) Income Taxes

On April 9, 2020 the Company adopted ASU 2019-12 (Topic 740), which simplifies the accounting for legal entities not subject to tax. The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2019.

In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2020. The Company is subject to income tax examination by the Internal Revenue Service, and other jurisdictions, however there are currently no audits in progress.

(3) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(4) Commitments & Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

(5) Related-Party Transactions

On April 6, 2020 the Company had entered into an administrative services agreement with the Parent and the Affiliate. Under the terms of the agreement the Company is responsible for payment of its share of professional and administrative salaries, health insurance, and a sublicense fee for office space and equipment.

(6) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of April 2020, FINRA approved the Company to maintain a minimum net capital requirement of the higher of $5,000 (or 12.5% of aggregate liabilities in the first year of operations, 6.66% thereafter) pursuant to Rule 15c3-1.

As of December 31, 2020, the Company had net capital of $136,051 and excess net capital of $131,051.

(7) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date these financial statements were available to be issued